111 Huntington Avenue, Boston, Massachusetts  02199-7618
Phone 617-954-5000

                                        June 9, 2014

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Registration Statement on Form N-14 for MFS Variable Insurance Trust
(File No. 333-195614),

Registration Statement on Form N-14 for MFS Variable Insurance Trust
(File No. 333-195616), and

Registration Statement on Form N-14 for MFS Variable Insurance Trust
(File No. 333-195619).

Ladies and Gentlemen:

On behalf of MFS Variable Insurance Trust (the “Trust”), this letter sets forth our responses to your comments on the Trust's Registration Statements on Form N-14 with respect to the following transactions:

(i) the reorganization of the MFS New Discovery Portfolio ("New Discovery Portfolio"), a series of MFS Variable Insurance Trust II ("Trust II"), into the MFS New Discovery Series ("New Discovery Series"), a series of the Trust (File No. 333-195614) (the "New Discovery Reorganization"),

(ii) the reorganization of the MFS Utilities Portfolio ("Utilities Portfolio"), a series of Trust II, into the MFS Utilities Series ("Utilities Series"), a series of the Trust (File No. 333-195616) (the "Utilities Reorganization") and

(iii) the reorganization of the MFS Value Portfolio ("Value Portfolio"), a series of Trust II, into the MFS Value Series ("Value Series"), a series of the Trust (File No. 333-195619) (the "Value Reorganization") (collectively, the "Registration Statements"), each filed on May 1, 2014.

The New Discovery Portfolio, the Utilities Portfolio, and the Value Portfolio are hereinafter referred to singularly as an "Acquired Fund" and collectively as the "Acquired Funds," and the New Discovery Series, the Utilities Series, and the Value Series are hereinafter referred to singularly as an "Acquiring Fund" and collectively as the "Acquiring Funds."  The Acquired Funds and the Acquiring Funds may be referred to singularly as a "Fund" or collectively as the "Funds."

Securities and Exchange Commission
June 9, 2014

General Comments

1.	Comment: Please file a letter with “Tandy” representations in connection with the comment process for the above-referenced Registration Statements.

Response:                      As requested, in connection with the filing of each of the above-referenced Registration Statements, we acknowledge the following:

(i)
the comment process with the Securities and Exchange Commission ("SEC") or its Staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

(ii)
the comment process with the SEC or its Staff, acting pursuant to delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)
 the Trust may not assert the comment process with the SEC or its Staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust notes that, as indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

2.	Comment: Please confirm that all missing and bracketed information will be finalized and included in the definitive filings.

Response:                      We confirm.  We note that the Opinions of Ropes & Gray LLP as to tax matters, including consent, will be filed by post-effective amendment after the transfer of each Acquired Fund's assets to and the assumption of the Acquired Fund's liabilities by the applicable Acquiring Fund.

Prospectus/Proxy Statements of the New Discovery Reorganization, the Utilities Reorganization, and the Value Reorganization

3.	Comment: In the letters from the President of each of the Acquired Funds, please indicate that the Acquiring Fund is a series of MFS Variable Insurance Trust.

Response:                      The requested change will be made.

4.
Comment:                      In the list of the documents that are incorporated into the Prospectus/Proxy Statement by reference and filed with the SEC, please include the date on which each document was filed with the SEC via EDGAR.

Response:                      The requested change will be made.

5.
Comment:                      In the response to Question 5 and in the sections "Management Fees" and "Additional Information About Fees and Expenses," please disclose the terms of MFS' agreement to reduce its management fee for certain MFS funds, including the Acquired Funds and the Acquiring Funds, by a specified amount if certain MFS mutual fund assets exceed thresholds agreed to by MFS and the funds' Board of Trustees, including (i) the thresholds that are used to determine the amount of reduction in MFS' management fee for the Funds and (ii) the information required by Instruction 3(e) to Item 3 of Form N-1A.

Securities and Exchange Commission
June 9, 2014

Response:  We have reviewed the requirements of Form N-14 and Form N-1A and note that pursuant to General Instruction F of Form N-14, responses to the items of Form N-14 "should be as simple and direct as possible and should include only information needed to understand the fundamental characteristics of the registrant." When describing the management fee waiver in our response to Question 5, in addition to providing a description of the waiver, we disclose that for each Fund the amount of this management fee reduction for the period from April 1, 2013 to December 31, 2013 amounted to less than 0.01% of such Fund's average daily net assets. We believe that this disclosure and the brief description of the waiver provide shareholders with the fundamental characteristics of the waiver. We believe that a detailed and technical description of the thresholds agreed to by the Funds' Board of Trustees would be confusing and unhelpful to shareholders since the thresholds are based on complex-wide assets and are not relevant to any specific fund. We further note that this management fee waiver does not meet the criteria for inclusion in the "Annual Fund Operating Expenses Table" as set forth in Instruction 3(e) to Item 3 of Form N-1A, and we believe that the requirements of Instruction 3(e) do not apply to this waiver. For these reasons, we respectfully decline to change our disclosure approach.

6.
Comment:                      With respect to the Registration Statements for the New Discovery and Utilities Reorganizations, please consider deleting the phrase "including those fees and expenses borne by the combined fund after the reorganization, but relating to the reorganization" in footnote 2 to the "Annual Fund Operating Expenses Table" in the response to Question 5 or alternatively explain in your response letter the meaning of the language.

Response:                      The noted disclosure will be deleted in the definitive Prospectus/Proxy Statements.

7.
Comment:                      In the response to Question 5 and at the beginning of the section "Additional Information About Fees and Expenses", please disclose the average daily net assets of the Acquired Fund, Acquiring Fund, and pro forma combined fund for the fiscal year ended December 31, 2013.

Response:                      We note that in the response to Question 5 and in the section "Management Fees," the effective management fee rates of the Acquired Fund and the Acquiring Fund for the fiscal year ended December 31, 2013 are disclosed.  We further note that the net assets of the Acquired Fund, Acquiring Fund, and pro forma combined fund as of December 31, 2013 are disclosed in the section "Information About the Reorganization" and in the table in the sub-section "Capitalization."  We have reviewed the requirements of Form N-14 and are unaware of a requirement to disclose the average daily net assets of the Funds. We therefore decline to change our disclosure approach.

Securities and Exchange Commission
June 9, 2014

8.
Comment:                      In the "Annual Fund Operating Expenses Table" in the response to Question 5 of the Prospectus/Proxy Statement for the New Discovery Reorganization, please give effect to MFS' expense limitation arrangement to bear the New Discovery Portfolio's total expenses (with certain exclusions) such that the “Total Annual Fund Operating Expenses” do not exceed 0.95% and 1.20% of the fund’s average daily net assets annually for Initial Class shares and Service Class shares, respectively. In the responses to Questions 3 and 5, please also revise the applicable fee comparison disclosures to reflect the expense limitation arrangement currently in place for the New Discovery Portfolio.

Response:                      The "Annual Fund Operating Expenses Table" will be revised to reflect the expense limitation arrangement.

In the response to Question 3, the third paragraph will be deleted and the second paragraph will be restated as follows:

 It is estimated that, if the reorganization is completed, each class of the combined fund will have a "Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements" ratio that is approximately 0.01% lower than the "Total Annual Operating Expenses After Fee Reductions and/or Expense Reimbursements" ratio of the corresponding class of the New Discovery Portfolio based on expenses for each Fund's fiscal year ended December 31, 2013.

In the response to Question 5, the second paragraph in the section entitled "Other Expenses and Total Annual Fund Operating Expenses" will be deleted and the first paragraph in that section will be restated as follows:

As shown in greater detail in the tables below, the New Discovery Series’ “Other Expenses” were lower than the “Other Expenses” of the New Discovery Portfolio during each Fund’s most recently completed fiscal year, and it is estimated that the "Other Expenses" of the pro forma combined fund will be lower than the "Other Expenses" of the New Discovery Portfolio. In addition, while the New Discovery Series' "Total Annual Operating Expenses After Fee Reductions and/or Expense Reimbursement" ratios for each class of shares shown in the below tables are higher than the corresponding ratios for each class of shares of the New Discovery Portfolio, it is estimated that upon consummation of the reorganization, each class of the combined fund will have a total net operating expense ratio that is approximately 0.01% lower than the New Discovery Portfolio’s “Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements” for the corresponding class of shares during each Fund’s most recently completed fiscal year.

In addition, the fourth paragraph in the section entitled "Additional Information about Fees and Expenses" in the response to Question 5 will be deleted.

Securities and Exchange Commission
June 9, 2014

9.
Comment:                      In the response to Question 5 and in the paragraph preceding the "Expense Examples" table, please disclose whether the "Expense Examples" reflect any fee waiver or expense reimbursement arrangement of the Funds.

Response:                       With respect to the New Discovery Reorganization, we will restate the sixth sentence in the paragraph preceding the "Expense Examples" table as follows:

They also assume that each Fund's operating expenses remain the same, except that the total operating expenses of the New Discovery Portfolio and the pro forma combined fund are assumed to be the "Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements" only for periods during which any fee reduction and/or expense reimbursement arrangement is in effect.

With respect to the Utilities Reorganization and Value Reorganization, we note that there are no fee waivers or expense reimbursements reflected in the Annual Fund Operating Expenses Table and will therefore not make any changes to this paragraph.

10.	Comment: In the first paragraph in the section "Risk Factors," please insert the definition of Beta so that it immediately follows the discussion of each Fund's Beta.

Response:                      The requested change will be made.

11.
Comment:                      In the section "Proposal Regarding Approval of The Agreement and Plan of Reorganization and the Related Reorganization Transaction," please consider revising the second sentence in the third paragraph to make the disclosure less confusing.

Response:  The sentence referenced above will be revised in the definitive filings as follows: "After the distribution of the Reorganization Shares the legal existence of the [Acquired Fund] as a separate series of the Trust will be terminated as soon as reasonably practicable."

12.
Comment:                      In the section "Background and Reasons for the Proposed Reorganization," one of the matters that the Board of Trustees considered in determining that the reorganization would be in the best interests of each Acquired Fund is that the share classes of the Acquired and Acquiring Funds are substantially similar. Please explain in your response letter any structural differences that exist between the corresponding share classes of the Acquired Fund and the Acquiring Fund.

Response:                      We are not aware of any structural differences between the corresponding share classes of the Acquired Fund and the Acquiring Fund.

13.
Comment:                      In the paragraph following the list of certain matters that the Board of Trustees considered in determining that the proposed reorganization would be in the best interests of each Acquired Fund that is in the section "Background and Reasons for the Proposed Reorganization," the  Prospectus/Proxy Statement states that the Board of Trustees of each Acquiring Fund considered that the shareholders of each Acquiring Fund "could, over time, also benefit from improved diversification as a result of the reorganization."  Please explain how shareholders of the Acquiring Fund could benefit from improved diversification as a result of the reorganization given that the Acquired Fund and Acquiring Fund have identical investment objectives and policies.

Securities and Exchange Commission
June 9, 2014

Response:  We believe that the larger asset base of the combined fund could result in greater opportunities for diversifying investments.  Disclosure to this effect will be included in the definitive Prospectus/Proxy Statements.

14.
Comment:                      Please discuss in your response letter (i) why the Acquiring Fund is allocated reorganization costs, as disclosed in the section "Information About The Reorganization" and in the sub-section "Reorganization Fees and Expenses" and (ii) if the adviser is benefiting from the proposed reorganization, why there are no costs allocated to the adviser.

Response:  In the section entitled "Background and Reasons for the Proposed Reorganization," each Prospectus/Proxy Statement describes the factors that the Board of Trustees of each Acquiring Fund considered when determining that the proposed reorganization would be in the best interests of the applicable Acquiring Fund, including that the reorganization presents an opportunity for the Acquiring Fund to acquire investment assets without the need to pay brokerage commissions or other transaction costs normally associated with the purchase of securities and that the expenses that the Acquiring Fund will incur as a result of the reorganization were reasonable in relation to the benefit that the Acquiring Fund will receive. Each Prospectus/Proxy Statement further describes that the Board of Trustees of the applicable Acquired Fund and Acquiring Fund also considered the benefit that the Funds' investment adviser will receive and the costs the investment adviser will incur as a result of the reorganization and that the Boards believe that the "potential shareholder benefits outweigh the benefits that [the investment adviser] may receive as a result of the reorganization." We further note that the Boards of Trustees considered the allocation of the costs of the reorganization between the applicable Acquired Fund, Acquiring Fund, and MFS in the exercise of their business judgment.

15.
Comment:                      Please confirm in your response letter whether there were any considerations of each Fund's Board of Trustees adverse to the Board's determination that the reorganization would be in the best interests of each Fund and that the interests of the existing shareholders of each Fund would not be diluted as a result of effecting the reorganization.

Response:                      We note that each Fund's Board of Trustees considered a variety of factors in its business judgment in determining that the reorganization would be in the best interests of each Fund and that the interests of the existing shareholders of each Fund would not be diluted as a result of effecting the reorganization.  Each Prospectus/Proxy Statement discloses the material factors that the Boards of Trustees considered under the heading "Background and Reasons for the Proposed Reorganization" to the extent required by Form N-14.

16.
Comment:                      Please explain in your response letter how the Board of Trustees of the Acquired Fund applied the below referenced matters, set forth in the list of certain matters considered by the Trustees in approving the reorganization in the section "Background and Reasons for the Proposed Reorganization," in making its determination that the reorganization would be in the best interests of the Acquired Fund and that the interests of the existing shareholders of the Acquired Fund would not be diluted as a result of effecting the reorganization.  The referenced matters are:

•	The compatibility of the Funds' shareholder service features;
•	The expected liabilities of each Fund;
•	The estimated costs that will be borne directly or indirectly by each Fund in connection with the reorganization; and
•	The estimated costs, if any, that will be borne by MFS in connection with the reorganization.

Securities and Exchange Commission
June 9, 2014

Response:                      We note that each Fund's Board of Trustees considered a variety of factors in its business judgment in determining that the reorganization would be in the best interests of each Fund and that the interests of the existing shareholders of each Fund would not be diluted as a result of effecting the reorganization.  Each Prospectus/Proxy Statement discloses the material factors that the Boards of Trustees considered under the heading "Background and Reasons for the Proposed Reorganization" to the extent required by Form N-14.

If you have any questions concerning the foregoing, please call the undersigned or James Goundrey at 617-954-5000.

                                        Sincerely,

                                       SUSAN A. PEREIRA
                                        Susan A. Pereira
                                        Assistant Secretary